650 Fifth Avenue, 35th Floor

New York, NY 10019

October 24, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ASP Isotopes, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-267392

Ladies and Gentlemen:

Reference is made to our letter, submitted as a correspondence via EDGAR on October 21, 2022, in which we, as the representative of the underwriters of this public offering, requested the acceleration of the effective date of the above-referenced Registration Statement for Monday, October 24, 2022, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective pursuant to said request and we hereby formally withdraw said request for acceleration of the effective date.

Please also be advised that the Company is concurrently submitting, as of the even date hereof, a withdrawal of its request for acceleration of the effective date.

Best Regards,

REVERE SECURITIES LLC

By:	/s/ Thomas Irwin
Name:	Thomas Irwin
Title:	Chief Operations Officer